One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Christopher P. Harvey christopher.harvey@dechert.com +1 617 728 7167 Direct +1 617 275 8390 Fax

March 10, 2016

VIA EDGAR

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	John Hancock Exchange-Traded Fund Trust (the “Registrant”) File Nos. 333-183173/811-22733

Dear Mr. Oh:

This letter responds to the comments to Post-effective Amendment No. 2 to the Registrant’s registration statement (the “Registration Statement”), which amendment was filed on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), on October 30, 2015 on behalf of John Hancock Multifactor Consumer Staples ETF, John Hancock Multifactor Energy ETF, John Hancock Multifactor Industrials ETF, John Hancock Multifactor Materials ETF and John Hancock Multifactor Utilities ETF (each a “Fund”), each a series of the Registrant. You provided these comments to Stephen Ferrara and Tiina Vaisanen of Dechert LLP by telephone on December 11, 2015. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.1 Changes responsive to these comments are reflected in a Post-effective Amendment No. 6 to the Registration Statement.

General

SEC Staff Comment 1: The Securities and Exchange Commission (the “SEC”) staff (the “Staff”) notes that certain information is missing from the Registration Statement. Please include all missing information, including ticker symbols, in the definitive filing.

[1]	Terms not defined herein shall have the meanings ascribed to them in the Registration Statement.

Response 1: The Registrant respectfully acknowledges the comment and has included all missing information, including ticker symbols, in the definitive filing.

SEC Staff Comment 2: Please supplementally confirm that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Funds and that the Registrant will comply with the terms and conditions of the exemptive application.

Response 2: The Registrant hereby confirms that the disclosure in the Registration Statement is consistent with the Registrant’s exemptive application pursuant to which it operates the Funds and that the Registrant will comply with the terms and conditions of the exemptive application.

Prospectus – John Hancock Multifactor Consumer Staples ETF and all other Prospectuses, as applicable

SEC Staff Comment 3:

(a). In the footnote to the fee table that discloses the contractual expense limitation, please disclose that only the Registrant’s Board of Trustees (the “Board”) can terminate such an arrangement prior to its expiration date.

(b). Please confirm that the expense limitation is reflected in the “Fund summary – Expense example” only for its duration.

Response 3:

(a). The Registrant notes that the Board does not have the authority to terminate the Fund’s contractual expense limitation prior to its expiration date. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

(b). The Registrant hereby confirms that the expense limitation is reflected in the “Fund summary – Expense example” only for its duration.

SEC Staff Comment 4:

(a). Please confirm that the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the Fund’s benchmark index” satisfies Rule 35d-1 under the 1940 Act.

(b). The Staff notes that the Registrant has included “Value investment style risk” as a principal risk. Please supplementally explain to the Staff which specific disclosure in the “Principal investment strategies” section implicates such risk. Alternatively, please clarify supplementary that that the Fund’s principal investment strategy as a whole implicates a value investment style risk.

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(c) (i). In “Fund summary – Principal investment strategies,” please reconcile the manager’s use of various weightings and adjustments (e.g., adjustments for market capitalization) with the statement in “Fund details – Principal investment strategies” that “The manager anticipates that, generally, the fund will hold all of the securities that compose the Index in proportion to their weightings in the Index.”

(ii). In “Fund details – Principal investment strategies,” the Staff notes that the Registrant states that the Fund may (a) invest up to 20% of its assets in securities and other instruments not included in the Index and (b) engage in securities lending. Please also include these strategies in “Fund summary – Principal investment strategies.” If these strategies are not principal investment strategies of the Fund, please relocate such disclosure to the Statement of Additional Information (“SAI”).

(iii). If comments 4(c)(i)-(ii) cause the Registrant to amend the description of the Fund’s principal investment strategies, please also incorporate corresponding risk disclosure in “Fund summary – Principal risks” and “Fund detail – Principal risks of investing.”

Response 4:

(a). The Registrant notes that the Fund’s index is designed to comprise securities in the consumer staples sector. Accordingly, the Fund’s investment strategy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the Fund’s benchmark index” satisfies Rule 35d-1 under the 1940 Act. Similarly, the Registrant notes that the other Funds included in this Registration Statement have the same 80% investment policy to invest in an index comprised of securities in the sector denoted by the respective Fund’s name.

(b). As stated above, the Fund’s investment strategy is to invest “at least 80% of its net assets (plus any borrowings for investment purposes) in securities that compose the Fund’s benchmark index.” The benchmark index is developed, and the methodology underlying the construction of the index is maintained, by Dimensional Fund Advisors LP (“Dimensional”), which also serves as subadvisor to the Fund. As disclosed in the prospectus, the benchmark index incorporates certain “value investing” principles into its rules-based methodology. Accordingly, the Registrant believes that the Fund’s principal investment strategy as a whole implicates a value investment style risk and the Registrant respectfully declines to make any changes in response to this comment.

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(c). (i). The Registrant respectfully notes that the adjustments referenced in the comment are made to the Fund’s benchmark index by the calculation agent and the Fund’s subadvisor does not make these adjustments to the Fund’s holdings to deviate from the index. The Fund will generally hold the securities of the index in proportion to their weightings in the index, however, as noted in the prospectus, under various circumstances it may not be possible or practicable to purchase all of those securities in those weightings.

(ii). The Registrant has revised the Registration Statement in response to this comment.

(iii). The Registrant respectfully acknowledges the comment and notes that no changes have been made in response to this comment.

SEC Staff Comment 5: The Staff believes that cybersecurity risk is a risk common to all funds. As such, please remove “Cybersecurity risk” as a principal risk of the Fund. Alternatively, if the Registrant has included such risk disclosure because the Registrant believes that the Fund is especially susceptible to cybersecurity risk, please supplementally disclose such considerations to the Staff.

Response 5: As noted in prior correspondence with the Staff, the Registrant respectfully declines to relocate “Cybersecurity risk” disclosure as the Registrant considers cybersecurity risk to be among the principal risks of the Fund and the Registrant’s protocol is for risk disclosures to be placed in alphabetical order in the Prospectus.

SEC Staff Comment 6: In “Fund summary – Portfolio management,” please disclose whether the portfolio managers are employed by the Advisor or the Subadvisor.

Response 6: The Registrant believes that the current disclosure is consistent with Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

SEC Staff Comment 7: In “Fund detail – Additional risks of investing,” please disclose if the risks in that section are principal risks or non-principal risks. If they are principal risks, please include corresponding disclosure in “Fund summary – Principal risks.” If they are non-principal risks, please relocate the disclosure to the SAI.

Response 7: The Registrant believes that the current disclosure is permitted by Item 9 of Form N-1A. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

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SEC Staff Comment 8:

(a). In “Fund detail – Who’s who – Investment advisor,” please define “John Hancock” in the following sentence: “John Hancock is one of the most recognized and respected names in the financial services industry.”

(b). In “Fund detail – Who’s who – Investment advisor,” please define “advisor” in the following sentence: “The advisor’s parent company has been helping individuals and institutions work toward their financial goals since 1862.”

(c). The last paragraph in “Fund detail – Who’s who – Investment advisor” references an exemptive order from the SEC permitting the advisor, subject to approval by the Board, to appoint a subadvisor or change the terms of a subadvisory agreement without obtaining shareholder approval. Please supplementally provide to the Staff the file number for the applicable notice and exemptive order.

Response 8:

(a). The Registrant has removed the referenced sentence.

(b). The Registrant has revised the Registration Statement accordingly.

(c). The file number for the applicable notice and exemptive order is 812-12919.

SEC Staff Comment 9: In “Fund summary – Who’s who – Management fee,” please disclose the period covered by the Fund’s referenced shareholder report pursuant to Item 10(a)(1)(iii) of Form N-1A.

Response 9: The Registrant has not disclosed the referenced period because the Fund is newly organized and, accordingly, a shareholder report is not available for such period. The Registrant will provide the requested disclosure in connection with the Fund’s next annual update.

SEC Staff Comment 10: The Staff notes the disclosure regarding the Fund’s Rule 12b-1 plan included in “Shareholder information – Buying and selling shares – Rule 12b-1 fees” in the prospectus and in “Rule 12b-1 fees” in the SAI. In light of this disclosure, please supplementally explain why the “Fund summary – Fees and expenses” table does not include a line item for Rule 12b-1 fees.

Response 10: Although the Board has approved a Rule 12b-1 plan for the Fund, no Rule 12b-1 fees are currently expected to be paid. Accordingly, a line item for Rule 12b-1 fees has not been included in the fee table, but the Registrant has included disclosure relating to Rule 12b-1 fees because the Registrant believes that such disclosure is helpful for investors.

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SEC Staff Comment 11: Please ensure that the disclosure in “Shareholder information – Taxation” and the corresponding disclosure in the SAI is accurate and current.

Response 11: The Registrant confirms that the disclosure in “Shareholder information – Taxation” and the corresponding disclosure in the SAI is accurate and current.

SEC Staff Comment 12: The Staff notes that certain disclosures reproduced below, included in the Registrant’s Pre-effective Amendment No. 2, filed with the SEC on July 13, 2015, have been removed from “Index, index provider, and calculation agent.”

“The Index is governed by a published rule-based methodology. Changes to the methodology will be publicly disclosed at [ ] prior to implementation.

The subadvisor has established policies and procedures to prevent nonpublic information about pending changes to the Index from being used or disseminated in an improper manner. The subadvisor has also established policies and procedures designed to prevent the fund’s portfolio managers from having any influence on the construction of the Index methodologies.”

Please supplementally confirm that the substance of the deleted disclosure remains true and accurate.

Response 12: The Registrant hereby confirms that the substance of the deleted disclosure remains true and accurate.

Statement of Additional Information

SEC Staff Comment 13:

(a). In the Trustee table in “Those Responsible for Management,” please disclose the age of each Trustee rather than each Trustee’s birth year in accordance with Item 17(a)(1) of Form N-1A.

(b). In the Trustee table in “Those Responsible for Management,” please include a column disclosing other directorships held by each Trustee during the previous five years in accordance with Item 17(a)(1) of Form N-1A.

(c). In “Those Responsible for Management – Duties of Trustees; Committee Structure – Board Committees,” please disclose the number of meetings held by each standing committee during the prior fiscal year in accordance with Item 17(b)(2)(iii) of Form N-1A.

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(d). In “Those Responsible for Management – Trustee Ownership of Shares of the Funds,” please format the ownership table in accordance with the format specified in Item 17(b)(4) of Form N-1A. Specifically, please include the dollar range of equity securities beneficially owned by each Trustee directly in the table.

Response 13:

(a). The Registrant respectfully declines to provide the Trustees’ and Officers’ ages, as opposed to their dates of birth, in the Trustees and Officers tables. The Registrant believes that providing the dates of birth of the Trustees and Officers conveys the appropriate information about their ages and has the added benefits of avoiding inaccuracies due to timing of the production of the Registration Statement and avoiding inaccuracies in the production of amendments to the Registration Statement throughout the fiscal year.

(b). The Registrant believes that the current disclosure is sufficient because the Trustees table includes the information required by Item 17(a)(1) of Form N-1A. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

(c). Item 17(b)(2)(iii) of Form N-1A requires the Registrant to disclose the “number of committee meetings held during the last fiscal year.” Because the Fund is newly organized, it has not yet completed a fiscal year. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

(d). The Registrant believes that the format of the ownership table conforms to the requirements of Item 17(b)(4) of Form N-1A. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

SEC Staff Comment 14:

(a). Please include a cross-reference to Appendix C in “Investment Management Arrangements and Other Services – The Subadvisory Agreement – Duties of the Subadvisor” or “Investment Management Arrangements and Other Services – Other Services – Proxy Voting.”

(b). In “Investment Management Arrangements and Other Services – The Subadvisory Agreement – Subadvisory Fees,” please disclose the method used to calculate the subadvisory fees in accordance with Item 19(a)(3) of Form N-1A.

Response 14:

(a). The Registrant notes that “Investment Management Arrangements and Other Services – Other Services – Proxy Voting” currently includes a cross-reference to Appendix C. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

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(b). Item 19(a)(3) of Form N-1A requires the Registrant to disclose the method used to calculate the advisory fee payable by the Fund. Because the Fund pays only the advisory fee (with the subadvisory fee paid by the advisor out of the advisory fee), the Registrant takes the position that only the method of calculating the advisory fee is required by Item 19(a)(3) of Form N-1A. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

SEC Staff Comment 15: Please confirm that the disclosures required by Items 21(a) and (b) of Form N-1A are included in “PORTFOLIO BROKERAGE.”

Response 15: The Registrant hereby confirms that the disclosures required by Items 21(a) and (b) of Form N-1A are included in “PORTFOLIO BROKERAGE.”

SEC Staff Comment 16: In “PORTFOLIO HOLDINGS DISCLOSURE,” please disclose whether parties who may receive material non-public information are subject to (i) a duty of confidentiality and (ii) a duty to not trade on such information.

Response 16: The Registrant has revised the Registration Statement accordingly.

Tandy Representations

SEC Staff Comment 17: Please provide Tandy representations in correspondence filed with the SEC on EDGAR.

Response 17: The Registrant hereby makes the following representations:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	the Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws.

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We hope that the foregoing is responsive to your request made on December 11, 2015. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Christopher P. Harvey

Christopher P. Harvey

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